Exhibit 99.1

DBS Satellite Services (1998) Ltd.

Financial Statements as of December 31, 2014

D.B.S. Satellite Services (1998) Ltd.

Financial Statements

For The Year Ended December 31, 2014

DBS Satellite Services (1998) Ltd.

Financial Statements as of December 31, 2014

Somekh Chaikin KPMG Millennium Tower 17 Ha’arbah St. PO Box 609, Tel Aviv 61006 Israel	Telephone 972 3 684 8000 Fax 972 3 684 8444 Website: www.kpmg.co.il

Auditors’ Report to the Shareholders of
D.B.S. Satellite Services (1998) Ltd.

We have audited the accompanying statements of financial position of D.B.S. Satellite Services (1998) Ltd. (hereinafter “the Company”) as of December 31, 2014 and 2013, and the statements of income, statements of comprehensive loss, statements of changes in equity, and statements of cash flows, for each of the three years, in the period ended December 31, 2014. These financial statements are the responsibility of the Company’s Board of Directors and of its Management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Israel, including standards prescribed by the Auditors Regulations (Manner of Auditor’s Performance) - 1973. Such standards require that we plan and perform the audit to obtain reasonable assurance that financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes accounting principles used and significant estimates made by the Board of Directors and by Management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2014 and 2013, and the results of its operations, changes in its equity, and its cash flows for each of the three years, in the period ended December 31, 2014, in accordance with International Financial Reporting Standards (IFRS) and in accordance with the Securities Regulations (Annual Financial Statements) - 2010.

Without qualifying our opinion, we draw attention to the mentioned in Note 4 regarding the Company's financial position.

Somekh Chaikin
Certified Public Accountants (Isr.)

March 8, 2015

DBS Satellite Services (1998) Ltd.

Financial Statements as of December 31, 2014

Statements of Financial Position as of December 31

		2014	2013
	Note	NIS Thousands	NIS Thousands
Assets
Cash and cash equivalents	5	239,146	125,263
Trade receivables	6	178,017	164,277
Other receivables	6	16,404	1,615
Total current assets		433,567	291,155

Broadcasting rights , net	7	441,813	416,598
Property, plant and equipment, net	8	797,696	775,131
Intangible assets, net	9	146,805	133,728
Total non-current assets		1,386,314	1,325,457

Total assets		1,819,881	1,616,612

The accompanying notes are an integral part of these financial statements.

DBS Satellite Services (1998) Ltd.

Financial Statements as of December 31, 2014

Statements of Financial Position as of December 31

		2014	2013
	Note	NIS Thousands	NIS Thousands
Liabilities
Credit from banks	10	14,837	35,785
Current maturities on bonds	14	377,388	292,168
Trade payables	11	429,572	467,929
Other payables	12	148,783	161,318
Provisions	13	9,673	12,360
Total current liabilities		980,253	969,560
Loans from banks	10	64,065	-
Bonds	14	1,361,557	1,387,616
Loans from shareholders	15	4,054,456	3,571,900
Other long-term liabilities	16	18,588	24,931
Employee benefits	17	5,216	5,779
Total non-current liabilities		5,503,882	4,990,226
Total liabilities		6,484,135	5,959,786
Capital deficit
Share capital	20	29	29
Share premium		85,557	85,557
Options		48,219	48,219
Capital reserves		1,537,271	1,537,271
Capital reserve for share-based payments		10,280	10,280
Retained losses		(6,345,610)	(6,024,530)
Total Capital deficit		(4,664,254)	(4,343,174)
Total liabilities and equity		1,819,881	1,616,612

David Efrati	Ron Eilon	Micky Neiman
Authorized to sign as Chairman of the Board of Directors (See Note 30)	CEO	CFO

Financial statements approval date: March 8, 2015

The accompanying notes are an integral part of these financial statements.

DBS Satellite Services (1998) Ltd.

Financial Statements as of December 31, 2014

Statements of Income for the Year Ended December 31

		2014	2013	2012
	Note	NIS Thousands	NIS Thousands	NIS Thousands
Revenues		1,723,938	1,635,216	1,635,994
Cost of revenues	21	1,110,450	1,051,618	1,067,087
Gross profit		613,488	583,598	568,907
Sales and marketing expenses	22	153,624	153,712	166,274
General and administrative expenses	23	187,284	162,372	149,884
Operating profit		272,580	267,514	252,749
Financing expenses		136,669	167,677	155,431
Financing income		(26,056)	(6,979)	(1,859)
Financing expenses for shareholder loans		482,556	486,158	407,826
Financing expenses, net	24	593,169	646,856	561,398
Loss before income tax		(320,589)	(379,342)	(308,649)
Income tax	25	1,106	1,352	1,668
Loss for the year		(321,695)	(380,694)	(310,317)

Basic and diluted loss per share (NIS)		10,760	12,734	10,380

The accompanying notes are an integral part of these financial statements.

DBS Satellite Services (1998) Ltd.

Financial Statements as of December 31, 2014

Statements of Comprehensive Income for the Year Ended December 31

		2014	2013	2012
	Note	NIS Thousands	NIS Thousands	NIS Thousands
Loss for the year		(321,695)	(380,694)	(310,317)
Other items of other comprehensive income:
Actuarial gains (losses) on a defined benefit plan	17	615	(646)	(1,235)
Other comprehensive income (loss) for the year that will not be reclassified to profit or loss		615	(646)	(1,235)
Total comprehensive loss for the year		(321,080)	(381,340)	(311,552)

The accompanying notes are an integral part of these financial statements.

DBS Satellite Services (1998) Ltd.

Financial Statements as of December 31, 2014

Statements of changes in equity

	Share capital	Share premium	Options	Capital reserve	Capital reserve for share -based payments	Retained losses	Total
	NIS Thousands	NIS Thousands	NIS Thousands	NIS Thousands	NIS Thousands	NIS Thousands	NIS Thousands

Balance as of January 1, 2014	29	85,557	48,219	1,537,271	10,280	(6,024,530)	(4,343,174)
Total comprehensive loss for the year
Loss for the year	-	-	-	-	-	(321,695)	(321,695)
Other comprehensive income for the year	-	-	-	-	-	615	615
Total comprehensive loss for the year	-	-	-	-	-	(321,080)	(321,080)
Balance as of December 31, 2014	29	85,557	48,219	1,537,271	10,280	(6,345,610)	(4,664,254)

Balance as of January 1, 2013	29	85,557	48,219	1,537,271	10,280	(5,643,190)	(3,961,834)
Total comprehensive loss for the year
Loss for the year	-	-	-	-	-	(380,694)	(380,694)
Other comprehensive loss for the year	-	-	-	-	-	(646)	(646)
Total comprehensive loss for the year	-	-	-	-	-	(381,340)	(381,340)
Balance as of December 31, 2013	29	85,557	48,219	1,537,271	10,280	(6,024,530)	(4,343,174)

Balance as of January 1, 2012	29	85,557	48,219	1,537,271	10,280	(5,331,638)	(3,650,282)
Total comprehensive loss for the year
Loss for the year	-	-	-	-	-	(310,317)	(310,317)
Other comprehensive loss for the year	-	-	-	-	-	(1,235)	(1,235)
Total comprehensive loss for the year	-	-	-	-	-	(311,552)	(311,552)
Balance as of December 31, 2012	29	85,557	48,219	1,537,271	10,280	(5,643,190)	(3,961,834)

The accompanyig notes are an integral part of these financial statements.

DBS Satellite Services (1998) Ltd.

Financial Statements as of December 31, 2014

Statements of Cash Flows for the Year Ended December 31

	2014	2013	2012
	NIS Thousands	NIS Thousands	NIS Thousands
Cash flows from operating activities
Loss for the year	(321,695)	(380,694)	(310,317)
Adjustments:
Depreciation and amortization	297,554	262,735	248,250
Financing expenses, net	600,487	633,376	548,997
Capital losses, net	864	320	504
Income tax expenses	1,106	1,352	1,668

Change in trade receivables	(13,740)	(1,234)	(3,447)
Change in other receivables	(14,788)	59	6,346
Change in broadcasting rights, net	(25,216)	(39,249)	(46,777)
Change in trade and other payables	(81,658)	16,076	(24,271)
Change in employee benefits	52	(704)	(1,569)
Income taxes paid	(1,195)	(1,550)	(1,337)
Net cash from operating activities	441,771	490,487	418,047

Cash flows from investing activities
Proceeds from sale of property, plant and equipment	405	474	471
Purchase of property, plant and equipment	(262,114)	(260,110)	(240,686)
Payments for software and licenses	(42,782)	(63,638)	(43,531)
Net cash used in investing activities	(304,491)	(323,274)	(283,746)

The accompanying notes are an integral part of these financial statements.

DBS Satellite Services (1998) Ltd.

Financial Statements as of December 31, 2014

Statements of Cash Flows for the Year Ended December 31 (Contd.)

	2014	2013	2012
	NIS Thousands	NIS Thousands	NIS Thousands
Cash flows from financing activities
Bond issues, net	430,628	339,060	395,002
Loans received from banks	79,803	-	-
Repayment of bond principal	(358,713)	(223,355)	(58,211)
Repayment of bank loans	(901)	-	(423,235)
Short-term bank credit, net	(35,785)	(33,537)	66,046
Payment for finance lease liabilities	(3,537)	(2,766)	(1,554)
Interest paid	(134,892)	(121,352)	(125,674)
Net cash used in financing activities	(23,397)	(41,950)	(147,626)

Increase (decrease) in cash and cash equivalents	113,883	125,263	(13,325)
Cash and cash equivalents at the beginning of the year	125,263	-	13,325
Cash and cash equivalents at the end of the year	239,146	125,263	-

The accompanying notes are an integral part of these financial statements.

DBS Satellite Services (1998) Ltd.

Financial Statements as of December 31, 2014

NOTE 1 - GENERAL

a.	Reporting Entity

DBS D.B.S. Satellite Services (1998) Ltd. (“the Company”) was incorporated in Israel in 1998 and has its main offices in 6 HaYozma Street, Kfar Saba. The Company holds a Ministry of Communications license for satellite television broadcasts (“the License”). The License is valid until January 2017, and may be extended for additional six-year periods, subject to certain conditions. The Company’s operations are subject, inter alia, to the Communications (Telecommunications and Broadcasts) Law, 1982 (“the Communications Law”) and the regulations and rules enacted thereunder, and to the terms of the License.

Bezeq - The Israel Telecommunication Corporation Ltd. ("Bezeq") holds 49.78% of the Company's issued capital, and options for an additional 8.6% of the Company's issued capital. The Company's remaining shares are held by Eurocom DBS Ltd. Voting rights granted by these shares are held by a trustee, under an irrevocable letter of appointment and authorization, and pursuant to the Antitrust Commissioner's ("the Commissioner") decision of March 31, 2010 ("the Original Decision") stating, inter alia, that he must use the shares as an owner.

On March 26, 2014, the Commissioner issued a decision ("the Amending Decision") annulling, subject to certain conditions, the terms set forth in the Original Decision whereby the Eurocom Group, as defined in the Original Decision, must dispose of its holdings in the Company and the Company's merger with Bezeq will be allowed. The Amending Decision further states, inter alia, that the Company must cancel all exclusivity arrangements concerning non-original productions as defined therein and must not be party to any such arrangement (except as concerns any party constituting a broadcast license-holder, as defined in the Amending Decision, at the decision date); that for a period of two years from the merger's approval, as such date is defined in the decision, the Company is prohibited from preventing the sale of rights in original productions (except new productions as defined therein) to any party (except to a party which at the time of the Amending Decision constituted a broadcast license-holder, as defined therein); and that Bezeq will deduct from internet service provider payments for its connection to the Bezeq network such amounts, as per the calculation specified in the Amending Decision, for supplying multi-channel television services (except from the Company and HOT).

As disclosed to the Company, on February 10, 2015, Bezeq's board of directors approved a transaction with Eurocom DBS Ltd., whereby Bezeq would acquire all of Eurocom DBS Ltd.'s holdings in the Company, which as of the reporting date amounted to 50.22% of the Company's issued share capital (41.62%, fully diluted), as well as all the shareholder loans extended by Eurocom DBS Ltd. to the Company. Prior to carrying out the acquisition, Bezeq and the Company will accept the terms of the merger and Bezeq will exercise its  options as described above.

On February 11, 2015, the Company's general meeting approved that the Company will meet the terms of the Amending Decision, including the execution of all actions required from the Company to meet the terms of the Amending Decision, provided that compliance with the terms and notification to the Commissioner to that effect, will be carried out along with Bezeq meeting the terms and notifying the Commissioner. The Company's general meeting further approved the transfer of the Company's shares and rights to the Company's shares held by Eurocom DBS Ltd. to Bezeq subject to inter alia,  the Commissioner's decision to cancel the terms set forth in the Original Decision as amended in  Amending Decision, the Ministry of Communications’ approval, and the approval by Bezeq's general meeting.

Completion of the transaction is subject to approval by the Minister of Communications and the general meeting of Bezeq's shareholders.

DBS Satellite Services (1998) Ltd.

Financial Statements as of December 31, 2014

NOTE 1 – GENERAL (CONTD.)

b.	Definitions

In these financial statements -

(1)	The Company - D.B.S. Satellite Services (1998) Ltd.
(2)	Related Party - As defined in IAS 24 (2009) - Related Party Disclosures.
(3)	Principal Shareholder - As defined in paragraph (1) to the definition for “Principal Shareholder” in Section 1 to the Securities Law, 1968.

NOTE 2 - BASIS OF PREPARATION

a.	Statement of Compliance

These financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and the Securities Regulations (Annual Financial Statements), 2010.
The financial statements were approved by the Board of Directors on March 8, 2015.

b.	Functional currency and presentation currency

The financial statements are presented in NIS, which is the Company’s functional currency, rounded to the nearest thousand. The NIS is the currency that reflects the Company’s main economic environment.

c.	Basis of measurement

The financial statements have been prepared on a historical cost basis, except for the following assets and liabilities: derivative financial instruments, shareholders’ loans, provisions, and employee benefit liabilities. For more information concerning the measurement of these assets and liabilities, see Note 3 - Significant Accounting Principles.

The value of non-monetary assets and equity items measured at historical cost has been adjusted to changes in the Israeli CPI until December 31, 2003, as Israel was considered a hyper-inflationary economy until that date.

d.	Operating cycle

The Company’s operating cycle does not exceed one year. Thus, current assets and current liabilities include items intended and expected to realize within one year from the date of the financial statements.

e.	Use of estimates and judgments

In preparing these financial statements according to IFRS, Management is required to exercise judgment and use assessments, estimates, and assumptions which affect the application of accounting policies and the reported amounts of assets and liabilities, revenues and expenses.  Actual results may differ from these estimates.

In formulating accounting estimates used in the preparation of the Company’s financial statements, management is required to make assumptions concerning significantly uncertain circumstances and events. In determining these estimates, Management exercises its judgment based on past experience, various facts, external factors, and reasonable assumptions concerning relevant circumstances for each estimate.

Estimates and assumptions are reviewed on an ongoing basis. Changes in accounting estimates are recognized in the period in which the estimates are revised and in all subsequently affected periods.

DBS Satellite Services (1998) Ltd.

Financial Statements as of December 31, 2014

NOTE 2 - BASIS OF PREPARATION (CONTD.)

e.	Use of estimates and judgments (contd.)

The following table provides information concerning significant estimates and judgments made while applying accounting policies and which materially affect the financial statements:

Estimate	Principal assumptions	Possible consequences	Reference

Useful life	The useful life of groups of property, plant and equipment, intangible assets, and broadcasting rights.	Recognition of expenses	Note 3(B), 3(C), and Note 3(D) below.
Provisions and contingent liabilities	Assessment of the chances of legal actions brought against the Company and measurement of potential liabilities for these actions.	Reversal or creation of a provision for a certain action and recognition of income/expenses, respectively.	Note 13 and Note 19.

Measuring Fair Value

In preparing its financial statements, the Company must measure the fair value of certain assets and liabilities. Additional information concerning assumptions used in measuring fair value is presented in Note 27 - Financial Instruments.

In measuring the fair value of an asset or liability, the Company uses market-observed data as much as possible. Fair value measurements are classified into a three-level fair value hierarchy, based on the data used in making the assessment. Classification is as follows:

•	Level 1: Quoted (non-adjusted) prices on an active market for identical assets or liabilities.

•	Level 2: Directly or indirectly observed market data, not included in Level 1 as aforesaid.

•	Level 3: Data not based on observed market data.

NOTE 3 - PRINCIPAL ACCOUNTING POLICIES

The following accounting policies were applied consistently through all periods presented in these financial statements.

a.	Foreign currency transactions

Foreign currency transactions are translated into the Company’s functional currency using the exchange rate in effect on the transaction dates. Monetary assets and liabilities denominated in foreign currency at the reporting date are translated into the functional currency using the exchange rate in effect on that date.

b.	Broadcasting rights

Broadcasting rights are presented at cost, net of broadcasting rights used.

The cost of broadcasting rights acquired to broadcast content includes amounts paid to rights-providers plus direct costs incurred in adjusting the broadcasting rights. Broadcasting rights are amortized based on actual broadcasts from the total number of expected broadcasts according to Management’s estimate or as contractually permitted (with the part not amortized at the end of the agreement being amortized in full upon termination of the agreement), or in a straight line according to the shorter of either the rights agreement term or the economic life. The net change in broadcasting rights is stated as an adjustment to profits under operating activities in the statement of cash flows.

DBS Satellite Services (1998) Ltd.

Financial Statements as of December 31, 2014

NOTE 3 - PRINCIPAL ACCOUNTING POLICIES (CONTD.

c.	Property, plant and equipment

(1)	Recognition and measurement

The Company elected to measure its property, plant and equipment items at cost, net of accumulated depreciation and impairment losses.

Cost includes expenses that are directly attributable to the asset’s acquisition. The cost of self-constructed assets includes the cost of materials and direct labor costs, and any other additional cost that is directly attributable to bringing the asset to the location and condition required that it may operate as intended by Management. The cost of software that is integral to operating the related equipment is recognized as part of the cost of that equipment.

When significant parts of property, plant and equipment (including costs for major periodic inspections) have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

(2)	Subsequent costs

The cost of replacing part of an item of property, plant and equipment is recognized as part of the carrying amount of the said item if it is probably that the future economic benefit embodied in the item will flow to the Company and the cost of the item can be reliably measured. The carrying amount of the replaced part is derecognized. Ongoing maintenance costs are recognized in profit or loss as they arise.

(3)	Depreciation

Depreciation is recognized in profit or loss on a straight-line basis over the estimated useful life of each part of an item of property, plant and equipment.

Years
Broadcasting and receiving equipment	3, 6.67
Installation costs*	1-3,13-15
Digital satellite decoders	4-6,8
Office furniture and equipment	6.67,14.2
Computers	3,5

* The costs of installations in apartments are amortized over the expected period of the benefit from the installation.

Leasehold improvements are depreciated over the shorter of either the lease term, which includes optional extension periods which the Company intends to exercise, or the estimated useful life of the improvements.

d.	Intangible assets

(1)	Subscriber acquisition costs

The Company capitalized the direct sales commissions paid to distributors and salespersons for the sale of services to subscribers who have signed term contracts with the Company, and recognized these costs as an intangible asset. When a subscriber terminates the contract term, the asset balance is amortized immediately.

DBS Satellite Services (1998) Ltd.

Financial Statements as of December 31, 2014

NOTE 3 - PRINCIPAL ACCOUNTING POLICIES (CONTD.)

d.	Intangible assets (contd.)

For customers who did not commit to a term contract, the Company recognized subscriber acquisition costs immediately in profit or loss.

At the end of 2011, following changes in legislation that prohibit early termination penalties, the Company ceased recognizing the sales commissions as intangible assets.

(2)	Computer software

Standalone software that adds functionality to hardware is classified as an intangible asset.

(3)	Development

Development activities involve plans for the production of new products or to significantly improve existing processes or products. Development costs are recognized as an intangible asset only if: development costs can be reliably measured; the product or process are technically and commercially feasible; a future economic benefit is expected to be derived from the product and the Company has sufficient resources and intentions to complete development and use or sell the asset. Costs recognized as an intangible asset include direct labor costs and overhead expenses directly attributable to preparing the asset for its intended use. Other development costs are recognized in profit or loss as they incurred.

In subsequent periods, capitalized development costs are measured at cost less accumulated amortization and impairment losses.

(4)	Amortization

Amortization of intangible assets is recognized in profit or loss on a straight-line basis over the estimated useful life of the intangible assets, from the date on which the assets are available for use.

Estimated useful lives for the current and comparative periods are as follows:

Years
Software and licenses	3,5,7,8
Subscriber acquisition costs*	1-3
Capitalized development costs	1,3,5,7,8

*          Pursuant to the terms of the contracts signed with the subscribers.

e.	Financial instruments

(1)	Non-derivative financial assets

Non-derivative financial assets include trade and other receivables, cash and cash equivalents.

(a)	Initial recognition of non-derivative financial assets

Financial assets are recognized when the Company becomes party to the contractual terms of the instrument, i.e. - the date on which the Company fulfilled its contractual obligations.

(b)	De-recognition of financial assets

Financial assets are de-recognized with the Company’s contractual rights to the cash flows arising from the financial asset expire, or when the Company transfers the rights to receive the cash flows arising from the financial asset in a transaction where all the risks and benefits of ownership of the financial asset are effectively transferred.

Regular way sales of financial assets are recognized on the trade date, i.e. - the date on which the Company undertook to sell the asset.

DBS Satellite Services (1998) Ltd.

Financial Statements as of December 31, 2014

NOTE 3 - PRINCIPAL ACCOUNTING POLICIES (CONTD.)

e.	Financial instruments (contd.)

(1)	Non-derivative financial assets (contd.)

(c)	Classification of financial assets

The Company classifies financial assets as follows:

Cash and cash equivalents

Cash includes immediately-usable cash balances and on-demand deposits. Cash equivalents include high-liquidity short-term investments (where the period between the original deposit date and the redemption date is up to 3 months) which can easily be converted into known amounts of cash and which are exposed to insignificant risk of changes in value.

Trade and other receivables

Trade and other receivables are financial assets with fixed or measurable payments which are not traded on an active market.

(2)	Non-derivative financial liabilities

Non-derivative financial liabilities include: bank overdrafts, bank loans and credit facilities, loans from shareholders and other creditors, bonds, finance lease liabilities, trade payables, and other payables.

(a)	Initial recognition of financial liabilities

Debt instruments are initially recognized on the date on which they are created.

Financial liabilities are initially recognized at fair value net of all attributable transaction costs. Subsequent to initial recognition, financial liabilities are measured at amortized cost using the effective interest method.

(b)	De-recognition of financial liabilities

Financial liabilities are de-recognized when the Company’s contractual obligation expires, or when it is settled or cancelled.

(c)	Changes in terms of debt instruments

Swaps of debt instruments having materially different terms between an existing borrower and lender are accounted for as a settlement of the original financial liability and recognition of a new financial liability at fair value. Furthermore, significant changes in the terms of an existing financial liability or any part thereof, are accounted for as a settlement of the original financial liability and recognition of a new financial liability.

Terms are deemed materially different if the discounted present value of the cash flows under the new terms, including any fees paid, less any fees received, and discounted using the original effective interest rate, differs by at least ten percent from the discounted present value of the remaining cash flows of the original financial liability.

(d)	Offsetting financial instruments

Financial assets and financial liabilities are offset and net amounts are presented in the statement of financial position when the Company currently has a legally enforceable right to offset the recognized amounts and intends either to settle the asset and liability on a net basis or to simultaneously dispose of the asset and settle the liability.

(3)	Derivative financial instruments

The Company uses derivative financial instruments to make economic hedges against foreign currency risks. Financial instruments mainly comprise forward transactions.

Derivative instruments are initially recognized at fair value. Attributable transaction costs are recognized in profit or loss as they arise. Subsequent to initial recognition, derivatives are measured at fair value. Hedge accounting is not applied for derivative instruments used for economic hedging of financial liabilities denominated in foreign currency. Changes in the fair value of these derivatives are recognized in profit or loss.

DBS Satellite Services (1998) Ltd.

Financial Statements as of December 31, 2014

NOTE 3 - PRINCIPAL ACCOUNTING POLICIES (CONTD.)

e.	Financial instruments (contd.)

(4)	CPI-linked assets and liabilities not measured at fair value

The value of CPI-linked financial assets and liabilities not measure at fair value is re-measured every period according with the actual increase in the CPI.

f.	Impairment

(1)	Financial assets

Financial assets are tested for impairment when objective evidence indicates that one or more events have adversely affected the estimated future cash flows from that asset.

Impairment losses on financial assets, measured at amortized cost, are measured as the difference between an asset’s carrying amount and the present value of its estimated future cash flows, discounted using the original effective interest rate. All impairment losses are recognized in profit or loss.

(2)	Non-financial assets

The carrying amount of the Company’s non-financial assets is tested at each reporting date to determine whether there is any indication of impairment. If any such indication exists, the asset’s estimated recoverable amount is calculated. The Company estimates the recoverable amount if there are indications of impairment.

g.	Employee benefits

(1)	Post-employment benefits

The Company has several post-employment benefit plans. These plans are usually financed by contributions to insurance companies, and are classified as defined contribution plans and defined benefit plans.

(a)	Defined contribution plans

Defined contributions are recognized as an expense in profit or loss in the periods in which the Company is obligated to contribute to the plan during which periods services were rendered by the employees.

(b)	Defined benefit plans

A defined benefit plan is a post-employment benefit plan which is not a defined contribution plan. The Company’s net liability, referring to a defined benefit plan for post-employment benefits, is measured for each plan separately by estimating the future amount of the benefit that will be due to an employee in return for his services in the current period and in prior periods. This benefit is presented at present value less the fair value of the plan's assets. The Company determines the net interest rate for the net liability (asset) from a defined benefit plan by multiplying the net liability (asset) from a defined benefit by the discounting rate used to measure the obligation for a defined benefit, as both were determined at the start of the annual reporting period.

The discount rate is determined according to the yield at the reporting date on high-quality linked corporate bonds denominated in NIS and whose maturity date is similar to the terms of the Company’s obligation. Calculations are performed annually by a certified actuary using the projected unit credit method.

Re-measurement of the net liability (asset) from a defined benefit includes actuarial gains and losses, yield on plan assets (excluding interest), and any change in the effect on the maximum assets (as applicable, excluding interest). Re-measurements are recognized immediately through other comprehensive income, directly to retained earnings.

Interest costs for defined benefit obligations, interest income from plan assets and interest from the effect of maximum assets recognized in profit or loss, are presented in the financing  income and expense items, respectively.

DBS Satellite Services (1998) Ltd.

Financial Statements as of December 31, 2014

NOTE 3 - PRINCIPAL ACCOUNTING POLICIES (CONTD.)

g.	Employee benefits (contd.)

(2)	Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis, and the expense is recognized when the related service is rendered or upon actual employee absence in the event of non-accruable absence (such as maternity leave). A provision for short-term employee benefits in the form of a cash bonus or a profit-sharing plan is recognized when the Company has a present legal or constructive obligation to pay the said amount for past services rendered by an employee and the obligation can be estimated reliably. Employee benefits are classified, for measurement purposes, as short-term benefits or as other long-term benefits depending on when the Company expects the benefits to be wholly settled.

h.	Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation which can be estimated reliably, and the Company expects that an outflow of economic benefits will be required to settle the obligation.

 Legal actions

A provision for legal actions is recognized if, as a result of a past event, the Company has a present legal or constructive obligation and it is more likely than not that the Company will be required to use economic resources to settle the obligation, and the amount of the obligation can be estimated reliably.

i.	Revenues

(1)	Revenues from services and digital satellite decoder leases are recognized in profit or loss proportionately over the term of the agreement or upon providing the service.

(2)
Receipts from customers for the installation of terminal equipment which do not provide customers with separate value are recognized as income in profit or loss over the period in which the economic benefits are flow to the Company.

(3)	Commissions - When the Company acts as an agent and not as the principal supplier in a transaction, income is recognized to the net amount of the commission.

j.	Income tax expenses

Income tax expenses comprise current and deferred taxes. Current and deferred taxes are recognized in profit or loss, or are recognized in other comprehensive income if they arise from items recognized in other comprehensive income.

Current taxes are the expected taxes payable (or receivable) on taxable income for the year, calculated using the tax rates enacted or effectively enacted at the reporting date.

A deferred tax asset is not recognized in the books from losses carried forward when the Company does not expect to have taxable income in the future, against which such assets could be used.

DBS Satellite Services (1998) Ltd.

Financial Statements as of December 31, 2014

NOTE 3 - PRINCIPAL ACCOUNTING POLICIES (CONTD.)

k.	Leased assets

Leases where the Company bears most of the risks and rewards from the asset, are classified as financing leases. Upon initial recognition, leased assets are measured at the lower of either their fair value or the present value of future minimum lease payments. Subsequent to initial recognition, the asset is accounted for according to the accounting policies applied for that asset. Minimum lease payments made under financing leases are apportioned between finance expenses and amortization of the outstanding liability.

Other leases are classified as operating leases and leased assets are not recognized in the statement of financial position. Payments made under operating leases are recognized in profit or loss on a straight-line basis, over the term of the lease.

Determining if an arrangement includes a lease:

At the start of an arrangement or upon its re-examination, the Company determines whether an arrangement is a lease or if it contains a lease. An arrangement constitutes a lease or includes a lease if it meets the following two conditions:

•	The arrangement depends on use of a specific asset or assets; and

•	The arrangement includes a right to use the asset.

If the agreement does not include a lease according to the above criteria, the agreement is accounted for as a service agreement and payments for these services are recognized in profit or loss using the straight-line method, according to the service term.

l.	Loss per share

Basic loss per share is calculated by dividing the loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares in circulation during the year.

m.	Financing income and expenses

Financing income comprises interest income on invested funds, exchange rate gains, and gains on derivative instruments recognized in profit or loss. Interest income is recognized as it arises, using the effective interest method.

Financing expenses comprise interest and linkage expenses on borrowings, impairment losses on financial assets, and losses on derivative instruments recognized in profit or loss. Credit costs are recognized in profit or loss using the effective interest method.

In the statements of cash flows, interest payments are presented under cash flows from financing activities.

n.	Transactions with a controlling shareholder

Assets and liabilities for which the Company conducted a transaction with a controlling shareholder are measured a fair value at the transaction date.

As this is a capital transaction, the difference between the fair value and the proceeds from the transaction is recognized in equity.

DBS Satellite Services (1998) Ltd.

Financial Statements as of December 31, 2014

NOTE 3 - PRINCIPAL ACCOUNTING POLICIES (CONTD.)

o.	New standards and interpretations not yet adopted

(1)	Integrated amendments to IAS 16 - Property, Plant and Equipment, and IAS 38 - Intangible Assets, published in May 2014 (“the Amendment”).

The Amendment clarifies acceptable methods of depreciation and amortization. Application of the Amendments is mandatory starting with the financial statements for annual periods starting on or after January 1, 2016, on a prospective basis. Early adoption of the Amendment is possible, subject to disclosure requirements. The Company will examine the effects of the Amendment’s adoption on its financial statements.

(2)	IFRS 15 - Revenue From Contracts with Customers, published in May 2014 (“the Standard”).

The Standard supersedes existing guidelines concerning the recognition of revenue, and presents a new model for recognizing revenue from contracts with customers. The model includes a five-step approach to analyzing transactions, in order to determine when revenue is to be recognized, and to what amount. The Standard also establishes new and broader disclosure requirements as compared to current guidelines. The Standard is to be applied for annual periods starting from January 1, 2017, and earlier adoption is permitted. The Standards includes various alternative transitional provisions, so that companies may choose one of the specified alternatives upon first-time application. The Company is examining the effects of the Standard’s adoption on its financial statements.

(3)	IFRS 9 (2014) - Financial Instruments, published in July 2014 (“the Standard”).

The Standard supersedes the requirements of IAS 39 concerning the classification and measurement of financial assets and financial liabilities, hedge accounting, and the measurement of impairment on financial instruments. The Standard will be applied for annual periods commencing January 1, 2018. Early adoption is permitted subject to the conditions set forth in the Standard. The Standard will be applied retrospectively, except for certain allowances, as set forth in the Standard’s transitional provisions. The Company is examining the effects of the Standard’s adoption on its financial statements.

NOTE 4 - THE COMPANY’S FINANCIAL POSITION

a.
Since starting its operations, the Company has accumulated considerable losses. The Company’s losses in 2014 and 2013 totaled NIS 322 million and NIS 381 million, respectively. As a result of these losses, the Company’s capital deficit and working capital deficit as of December 31, 2014 totaled NIS 4,664 million and NIS 547 million, respectively.

1.
In 2014, the Company issued  additional bonds (Series A), effected by way of expansion of the series by a total of NIS 253 million, and additional bonds (Series B), effected by way of expansion of the series by a total of NIS 179 million. For information concerning the terms of these bonds, see Note 14. The Company also received a bank loan of NIS 75 million. For information concerning this loan, see Note 10.

2.	On April 30, 2014, S&P Maalot upgraded its rating for the Company and the Company's bonds to ilA (stable), and put this rating on its watch list with a positive outlook.

3.
As of December 31, 2014, the Company was in compliance with the financial covenants stipulated under the bonds and financing agreements. See Note 26 for information concerning compliance with covenants.

4.
Management estimates that the financing resources available to the Company, which include, inter alia, the working capital deficit and potential capital raising, will be sufficient for the Company’s operating needs in the coming year, based on the forecasted cash flows approved by the Company’s Board of Directors. Should additional resources be required to meet the Company’s operating needs in the coming year, the Company will adapt its operations to preclude the need for additional resources beyond those currently at its available to it.

DBS Satellite Services (1998) Ltd.

Financial Statements as of December 31, 2014

NOTE 5 - CASH AND CASH EQUIVALENTS
	December 31,	December 31,
	2014	2013
	NIS Thousands	NIS Thousands
Bank balances	546	7,310
Bank deposits	238,600	117,953
	239,146	125,263

NOTE 6 - TRADE AND OTHER RECEIVABLES

	December 31,	December 31,
	2014	2013
	NIS Thousands	NIS Thousands
Trade receivables (1)
Outstanding debts	38,170	31,154
Credit companies	146,008	139,375
Less provision for doubtful debts	(6,161)	(6,252)
	178,017	164,277

Other receivables (1)
Prepaid expenses	3,901	1,413
Derivatives	12,140	-
Others	363	202
	16,404	1,615

(1) Including trade and other receivables constituting Related Parties and Principal Shareholders	330	1,108

For more information concerning trade and other receivables constituting Related Parties and Principal Shareholders, see Note 28 - Related Parties and Principal Shareholders. For information concerning the Company’s exposure to credit, currency and liquidity risk, see Note 27 - Financial Instruments.

NOTE 7 - BROADCASTING RIGHTS, NET

	December 31,	December 31,
	2014	2013
	NIS Thousands	NIS Thousands
Cost	834,151	779,069
Less - used rights	(392,338)	(362,471)
	441,813	416,598

DBS Satellite Services (1998) Ltd.

Financial Statements as of December 31, 2014

NOTE 8 - PROPERTY, PLANT AND EQUIPMENT, NET

a.	Composition:

	Broadcasting and reception equipment	Capitalized installation costs	Digital satellite decoders	Office furniture and equipment (including computers)	Leasehold improvements	Total
	NIS Thousands
Cost
Balance as of January 1, 2013	253,965	833,851	1,725,888	123,003	50,133	2,986,840
Additions during the year	12,578	91,178	146,729	8,409	1,208	260,102
Disposals during the year	(15,027)	(37,993)	(47,977)	(6,362)	-	(107,359)
Balance as of December 31, 2013	251,516	887,036	1,824,640	125,050	51,341	3,139,583
Additions during the year	15,650	85,212	163,486	11,462	5,547	281,357
Disposals during the year	(140,198)	-	(87,346)	(67,506)	-	(295,050)
Balance as of December 31, 2014	126,968	972,248	1,900,780	69,006	56,888	3,125,890

Accumulated depreciation
Balance as of January 1, 2013	223,807	588,284	1,308,269	84,511	36,604	2,241,475
Additions during the year	10,199	91,192	113,565	12,368	2,216	229,540
Disposals during the year	(15,027)	(37,993)	(47,185)	(6,358)	-	(106,563)
Balance as of December 31, 2013	218,979	641,483	1,374,649	90,521	38,820	2,364,452
Additions during the year	11,918	102,006	126,668	14,108	2,795	257,495
Disposals during the year	(140,198)	-	(86,111)	(67,444)	-	(293,753)
Balance as of December 31, 2014	90,699	743,489	1,415,206	37,185	41,615	2,328,194

Carrying amount
As of January 1, 2013	30,158	245,567	417,619	38,492	13,529	745,365

As of December 31, 2013	32,537	245,553	449,991	34,529	12,521	775,131

As of December 31, 2014	36,269	228,759	485,574	31,821	15,273	797,696

b.	Collateral

See Note 26.

DBS Satellite Services (1998) Ltd.

Financial Statements as of December 31, 2014

 NOTE 9 - INTANGIBLE ASSETS, NET

	Subscriber acquisition costs	Software and licenses	Total
	NIS Thousands
Cost
Balance as of January 1, 2013	77,085	268,448	345,533
Additions during the year	-	67,059	67,059
Disposals during the year	(11,922)	-	(11,922)
Balance as of December 31, 2013	65,163	335,507	400,670
Additions during the year	-	53,136	53,136
Disposals during the year	-	(142,630)	(142,630)
Balance as of December 31, 2014	65,163	246,013	311,176
Accumulated depreciation
Balance as of January 1, 2013	75,122	170,547	245,669
Additions during the year	1,963	31,232	33,195
Disposals during the year	(11,922)	-	(11,922)
Balance as of December 31, 2013	65,163	201,779	266,942
Additions during the year	-	40,059	40,059
Disposals during the year	-	(142,630)	(142,630)
Balance as of December 31, 2014	65,163	99,208	164,371

Carrying amount
As of January 01, 2013	1,963	97,901	99,864

As of December 31, 2013	-	133,728	133,728

As of December 31, 2014	-	146,805	146,805

DBS Satellite Services (1998) Ltd.

Financial Statements as of December 31, 2014

NOTE 10 - CREDIT AND LOANS FROM BANKS

	December 31,	December 31,
	2014	2013
	NIS Thousands	NIS Thousands
Short-term credit	-	35,785
Current maturities on bank loans	14,837	-
Long-term bank loans	64,065	-
Total	78,902	35,785

Long-term bank loans mainly consist of an agreement signed in December 2014, for unsecured credit facilities from a bank ("the Loan Agreement), to a total amount of NIS 75 million, bearing a fixed annual interest of 3.4%. The above bank credit was provided for a period of five and a half years (until June 2020), and will be repaid (principal and interest) in 11 consecutive semi-annual payments starting June 2015. The Loan Agreement includes a commitment to meet the same financial covenants as set forth in the 2012 Bonds. Furthermore, the Loan Agreement includes restrictions on dividend payments and repayment of shareholder loans, similar to those stipulated for Bonds (Series B) and the 2012 Bonds. For more information, see Note 14 - Bonds.

The Loan Agreement also sets out grounds for immediate repayment, similar to some of the terms specified in the Amended Financing Agreement, including various breaches of the Loan Agreement, liquidation and receivership proceedings against the Company, revocation or suspension of the broadcasting license, unauthorized changes of ownership, a material breach of material agreements defined in the Loan Agreement, call for immediate repayment of amounts due by the Company to its bonds holders, other banks, or financial institutions, and failure to comply with the financial covenants specified in the Loan Agreement. The Loan Agreement does not include restrictions on additional debt raising and/or creation of liens by the Company.

For more information concerning the Company’s exposure to interest, currency, CPI, and liquidity risk, see Note 27.

For information concerning collateral and restrictions pertaining on credit and financial covenants, see Note 26.

NOTE 11 - TRADE PAYABLES

	December 31,	December 31,
	2014	2013
	NIS Thousands	NIS Thousands
Outstanding debts	363,706	392,049
Notes and checks payable	65,866	75,880
	429,572	467,929

Including trade payables to Related Parties and Principal Shareholders	45,839	93,658

For more information concerning trade payables to Related Parties and Principal Shareholders, see Note 28 - Related Parties and Principal Shareholders.

For information concerning the Company’s exposure to currency and liquidity risk through part of its trade payables balance, see Note 27 - Financial Instruments.

DBS Satellite Services (1998) Ltd.

Financial Statements as of December 31, 2014

NOTE 12 - OTHER PAYABLES

	December 31,	December 31,
	2014	2013
	NIS Thousands	NIS Thousands
Employees and institutions, for salaries	38,477	34,211
Provisions for vacation and convalescence pay	11,730	12,486
Interest payable on bonds and bank loans	34,559	33,140
Institutions	38,103	42,710
Prepaid revenues	23,659	26,520
Others	2,255	12,251
	148,783	161,318

For information concerning the Company’s exposure to currency and liquidity risk through part of its other payables balance, see Note 27 - Financial Instruments.

NOTE 13 - PROVISIONS

	2014	2013
	NIS Thousands	NIS Thousands
Balance as of January 1	12,360	6,200
Provisions made during the year	3,127	7,223
Provisions realized during the year	(3,463)	(417)
Provisions reversed during the year	(2,195)	(933)
Effect of time (linkage)	(156)	287
Balance as of December 31	9,673	12,360

In the normal course of business, various legal actions were brought against the Company.

For information concerning these actions and the Company’s exposure, see Note 19.

NOTE 14 - BONDS

	December 31, 2014
	% nominal interest and linkage*	Par value upon issue	Redemption year	% redemption of original par value		Par value	Carrying amount
						NIS Thousands
Bonds A	Linked + 8.4%	808,319	2010-2013 2014-2017	8 17	% %	457,367	562,125
Bonds B	Linked + +5.85%	1,047,883	2013-2017 2018-2019	14 15	% %	787,125	841,960
Bonds 2012	Linked + 6.4%	392,000	2013-2017 2018-2022	8 12	% %	329,280	334,860

•	All bonds contain a mechanism for reducing and increasing the interest rate under certain circumstances specified in the deeds of trust and in the bonds.

DBS Satellite Services (1998) Ltd.

Financial Statements as of December 31, 2014

NOTE 14 – BONDS (CONTD.)

A.
The Company has a bond series issued in 2007 to institutional investors, which was listed on the TACT-institutional system on the Tel Aviv Stock Exchange (“Bonds (Series A)”) pursuant to a deed of trust signed by the Company and Hermetic Trust (1975) Ltd. (“Trustee A” and “Deed of Trust A”, respectively).

Deed of Trust A stipulates that the Company may register first liens in favor of holders of additional securities which the Company may issue and/or to add them to liens made in favor of the trustee without the trustee’s consent, provided that the ratio between the Company’s total debt (after issue of the said securities and including the proceeds thereof) at the end of the quarter preceding the issue, and its EBITDA for the 12 months ended at the end of the last calendar month, will not exceed 6.5. Deed of Trust A defines total debt as the Company’s debts secured by a first lien, unlimited in amount, on all Company assets pari-passu with the collateral provided by the Company to the holders of Bonds (Series A).

Moreover, Deed of Trust A specifies various  events (e.g. - insolvency proceedings, breach, exercise of liens on most of the Company’s assets, etc.) which, following the warning periods specified in the deed, allow a call for immediate repayment of the bonds subject to the provisions set forth in the deed of trust. Deed of Trust A also provides for a call for immediate repayment in the event that the bank collateral is exercised or upon a call for immediate repayment of other bonds issued by the Company, if its outstanding balance exceeds the amount specified in the deed.

In determining the rating of its Bonds (Series A), the Company committed to S&P Maalot (and to S&P Maalot only), that it would not make repayments against the shareholder loans for the duration of the Bonds (Series A).

In 2014, the Company carried out another issue of Bonds (Series A), effected as an expansion of the series, in a total amount of NIS 253 million.

B.
The Company has a bond series issued in 2010 to institutional investors, which was listed on the TACT-institutional system on the Tel Aviv Stock Exchange and which was expanded in 2011, 2012, 2013 and 2014 (“Bonds (Series B)”) pursuant to a deed of trust signed by the Company and Hermetic Trust (1975) Ltd. (“Deed of Trust B" and “Trustee B”, respectively).

Deed of Trust B states that expansions of Bonds (Series B) and/or issuances of additional securities and/or additional bonds series, secured by a first lien on the Company's assets, shall not be subject to prior approval from the trustee, provided that the following conditions have been met: (a) the series' expansion or the issue of additional securities as aforesaid does not result in the rating for Bonds (Series B) falling below the rating for the Bonds (Series B) at that time (if their rating does not exceed an ilA- rating); and (b) the ratio between the Company’s total debt (Company debts secured by a first lien, unlimited in amount, on all Company assets, pari-passu with the collateral provided by the Company to the holders of Bonds(Series A), less cash and monetary deposits available to the Company) after the issue of the said securities and including its proceeds at the end of the quarter preceding the issue and its EBITDA (the Company’s total operating profit from operating activities, before financing expenses and taxes, plus depreciation and amortization and plus provisions and extraordinary one-time expenses) for the 12 months ended at the end of the last calendar quarter does not exceed 5.7.

As of December 31, 2014, the Company meets the EBITDA/debt ratio covenant stipulated in Deed of Trust B (as of December 31, 2014, the Company's EBITDA/debt ratio was 2.7).

DBS Satellite Services (1998) Ltd.

Financial Statements as of December 31, 2014

NOTE 14 - BONDS (CONTD.)

Moreover, Deed of Trust B specifies various generally accepted events which (subject to the extension period set out in the deed) allow a call for immediate repayment of the bonds, subject to the provisions of the deed of trust. These events include the corresponding events specified in Deed of Trust A, with certain changes and other events, including failure to deliver financial statements to the trustee at the times stipulated in the deed, a decrease in Bezeq’s interests in the Company below a minimum threshold stipulated in the deed (so long as the Company is a private company), a merger with another company (except with Bezeq or a company under its control), or the sale of most of the Company's assets subject to such terms as set forth in the deed, revocation of the broadcasting license or termination of communications activities, and failure to meet the financial covenant set forth in Deed of Trust B, whereby every quarter the Company must meet a maximum EBITDA/debt ratio of 5.7 as define above.

Under Deed of Trust B, the Company’s right to distribute dividends and repay the shareholder loans is contingent on its compliance with a financial covenant based on the ratio between its total secured debts and its EBITDA (as these terms are defined in Deed of Trust B, and subject to the rectification period set out in the deed). Concerning repayment of the shareholder loans, the Company is subject to a further restriction whereby the repayment amount will not exceed the Company’s cumulative net profit from the beginning of 2011 onwards, less the Company’s financing expenses for the shareholder loans and less repayments or distributions.

In 2014, the Company carried out another issue of Bonds (Series B), effected as an expansion of the series, in a total amount of NIS 179 million.

C.	In 2012, institutional investors provided the Company with loans under a bond agreement (“the 2012 Bond”).

The 2012 Bond specifies certain events (similar to the aforesaid events specified in Deed of Trust B) which (sometimes following a grace period) allow a call for immediate repayment of the bond, subject to the provisions of the 2012 Bond, including a call for immediate repayment (not initiated by the Company) of another bond series issued and/or as may be issued by the Company and/or of the Company's debts to a financial institution subject to the conditions set out in the 2012 Bond.

Pursuant to the provisions of the 2012 Bond, every quarter the Company must meet two financial covenants (subject to a remediation period and remediation terms as set forth in the 2012 Bond), namely (a) a maximum debt/EBITDA ratio, which is the ratio between the total debt (Company debts to financial institutions, as defined in the bond) at the end of the relevant quarter, and the Company’s EBITDA (defined in the 2012 Debenture as the Company’s total operating profit from operating activities (before financing expenses and taxes), plus depreciation and amortization, plus expenses included under the investments item in the Company’s financial statements as of December 31, 2010 (whose classification was changed to expenses due to accounting policies or a directive from an authority), plus provisions and extraordinary one-time expenses) in the 12 months ended in the relevant quarter, and (b) a maximum debt/(E-C) ratio, which is the ratio between total debt at the end of the relevant quarter, and the Company's E-C (defined in the 2012 Bond as the Company's EBITDA for the 12 months ending at the end of that quarter, less the Company's CAPEX in that period. CAPEX meaning the addition to property, plant and equipment, excluding disposals and depreciation) in the 12 months ending at the end of that quarter.

Under the 2012 Bond, the maximum debt/EBITDA ratio as of December 31, 2014, was 4.65. The Company was in compliance with this covenant (as of December 31, 2014, the debt/EBITDA) ratio was 2.6). Under the 2012 Bond, the maximum debt/(E-C) ratio as of December 31, 2014, was 9.5. The Company was in compliance with this covenant (as of December 31, 2014, the debt/(E-C)) ratio was 6.7).

The bond also sets restrictions on dividend distributions and repayment of the shareholder loans, similar to the restrictions set forth under Deed of Trust B.

For information concerning the collateral provided under the bonds, see Note 26 below.

DBS Satellite Services (1998) Ltd.

Financial Statements as of December 31, 2014

NOTE 14 - BONDS (CONTD.)

Repayment dates of CPI-linked principal

December 31, 2014
NIS Thousands
2015	377,388
2016	377,388
2017	377,388
2018	222,723
2019	222,723
2020 onwards	145,188
1,722,797

NOTE 15 - LOANS FROM SHAREHOLDERS

a.

		December 31,
	Interest and linkage	2014	2013
		NIS Thousands
Loan balances based on their nominal terms:
Old shareholder loans (1)	Linked	2,382,592	2,384,925
New shareholder loans (2):
Loans granted until April 27, 2003	Linked and bearing 5.5% interest	498,564	473,035
Loans granted after April 27, 2003	Linked and bearing 11% interest	2,032,346	1,832,735
		4,913,502	4,690,695

Less - amount of loans received exceeding their fair value upon receipt, after accumulated amortization (at the effective interest rate)(3)		(859,046)	(1,118,795)
		4,054,456	3,571,900

(1)	The loans do not have a maturity date.

(2)
The loans extended by some of the Company's shareholders from July 10, 2002 ("the New Shareholder Loans") have preference over the old shareholder loans. Under the agreement, the New Shareholder Loans will be eligible for full repayment by the Company before any dividend distribution and/or repayment of the old shareholder loans extended to the Company by its shareholders, subject to the Company's cash flows and its liabilities under agreements signed with the banks and some of its bond holders. The new loans also have no maturity dates.

DBS Satellite Services (1998) Ltd.

Financial Statements as of December 31, 2014

NOTE 15 - LOANS FROM SHAREHOLDERS (CONTD.)

(3)
The shareholder loans were measured at fair value upon receipt. The value of the loans is measured according to the present value of the expected cash flows for repayment of the loans, considering the dates on which the shareholders may first call for repayment of the loans (according to the restrictions set forth in the agreements with the banks and the bondholders) and the interest rates applicable to similar-risk loans upon receipt of the loans.

In 2007, in determining the rating of its Bonds (Series A), the Company committed to the rating agency (and to rating agency only), that it would not make repayments against the shareholder loans for the duration of the Bonds (Series A).

When a change in the terms of the loans results in a difference of more than 10% in the discounted cash flows, the difference between the expected cash flows prior to the change, discounted using the interest rate upon receipt of the loan, and their discounted value using the interest rate at the time of the said change is recognized in the financing expense/income.

The difference between the present value of the new cash flows, discounted using the interest rate at the time of the said change, and the old cash flows discounted using the interest rate at the time of the said change, is recognized in equity as a capital reserve.

The interest rate at the time of the change was determined according to a professional opinion obtained by the Company from a third-party consultant, whereby the interest rate for discounting the interest-free shareholder loans is 15.63%, and the interest rate for discounting the shareholder loans bearing 5.5% interest is 15.58%.

Upon the issue of Bonds B and the 2012 Bond, restrictions were set on the Company’s right to distribute dividends and repay the shareholder loans. See Note 14. This change does not constitute a material change in terms, as aforesaid, and so did not affect the Company’s financial statements.

b.
Under the Company’s agreement with its shareholders, the shareholders who provided the Company with New Shareholder Loans were granted the right to receive additional shares in the Company, or options exercisable into shares pro rata to their contributions.

Accordingly, these shareholders were allocated additional shares in the Company and options exercisable into shares in the Company. These options are exercisable at any time and for no additional consideration, and are transferrable as though they were shares, subject to approval by the banks pursuant to the financing agreements.

Exercise of the options granted to Bezeq and changes in certain holdings in the Company are subject to various regulatory approvals. See also Note 1.

NOTE 16 - OTHER LONG-TERM LIABILITIES

	December 31,
	2014	2013
	NIS Thousands
Outstanding debts	7,424	10,237
Prepaid revenues	11,164	14,694
Total other long-term liabilities	18,588	24,931
of which outstanding debts with related parties	-	2,413

DBS Satellite Services (1998) Ltd.

Financial Statements as of December 31, 2014

NOTE 17 - EMPLOYEE BENEFITS

Employee benefits include post-employment benefits, severance benefits, and short-term benefits.

The Company has defined benefit plans for post-employment benefits, and it makes contributions to central severance pay funds and suitable insurance policies.
The Company also has a defined contribution plan for some of its employees who are subject to Section 14 of the Severance Pay Law, 1963.

Composition of employee benefits:

	December 31,
	2014	2013
	NIS Thousands
Present value of obligations	11,054	13,717
Fair value of plan assets	(5,838)	(7,938)

Liability recognized for a defined benefit plan	5,216	5,779
Other liabilities	13,215	13,234
Total employee benefits	18,431	19,013
Presented under the following items:
Other payables	13,215	13,234
Long-term employee benefits	5,216	5,779
	18,431	19,013

Post-employment benefit plans - defined benefit plan

A.	Changes in post-employment benefit plans - defined benefit plan:

	Liability for defined benefit plans	Liability for defined benefit plans	Fair value of plan assets	Fair value of plan assets	Total net liability for defined benefit plans	Total net liability for defined benefit plans
	2014	2013	2014	2013	2014	2013
	NIS Thousands	NIS Thousands	NIS Thousands	NIS Thousands	NIS Thousands	NIS Thousands

Balance as of January 1	13,717	12,750	7,938	6,913	5,779	5,837
Current servicing cost, net (recognized in salary expenses)	1,296	1,883	-	-	1,296	1,883
Interest costs, net (recognized in financing expenses)	368	412	201	243	167	169
Actuarial losses (gains) recognized in other comprehensive income, net	(738)	82	(123)	(564)	(615)	646
Benefits paid	(3,589)	(1,410)	(2,988)	(356)	(601)	(1,054)
Contributions			810	1,702	(810)	(1,702)
Balance as of December 31	11,054	13,717	5,838	7,938	5,216	5,779

DBS Satellite Services (1998) Ltd.

Financial Statements as of December 31, 2014

NOTE 17 - EMPLOYEE BENEFITS (CONTD.)

B.	Key actuarial assumptions

The key actuarial assumptions for a defined benefit plan at the reporting date are as follows:

1.	Mortality rates are based on the rates appearing in the Ministry of Finance Insurance Circular 2013-3-1.
2.	Churn rates are based on the Company’s past experience, distinguishing among different employee populations, and according to seniority.
3.	The (real) discount rate for 2014 is based on the yield on fixed-rate high-quality corporate bonds with a duration similar to that of the gross liability.

	2014	2013	2012
	%
Discount rate on December 31	1.1	0.6	0.6
Future salary increases	2	2	2

4.	Sensitivity analysis for actuarial assumptions:

The following table analyzes the possible effect of changes in key actuarial assumptions on employee benefit liabilities. Calculations were made for each assumption separately, assuming the other assumptions remain unchanged.

	December 31, 2014	December 31, 2013
	NIS Thousands	NIS Thousands
Future salary increases - additional 0.5%	238	291
Discount rate - additional 0.5%	(213)	(258)
Churn rate - additional 5%	(197)	(297)

C.	Effect of employee benefit plans on the Company’s future cash flows:

The Company's estimated contributions in 2015 in a financed defined benefit plan total NIS 13,661 thousand.

D.	Post-employment benefit plans - defined contribution plan

	For the year ended December 31
	2014	2013	2012
	NIS Thousands
The amount recognized as an expense for a defined contribution plan	14,039	12,834	12,349

DBS Satellite Services (1998) Ltd.

Financial Statements as of December 31, 2014

NOTE 18 - COMMITMENTS

1.	As of December 31, 2014, the Company has signed agreements for buying broadcasting rights. In the year ended December 31, 2014, purchases of these rights totaled NIS 191 million.

2.	As of December 31, 2014, the Company has signed agreements for buying channels. In the year ended December 31, 2014, expenses for the use of channels purchased by the Company totaled NIS 276 million.

3.	The Company has signed operational leases for buildings.

Rental fee forecasts for the coming years, calculated according to the rental fees on December 31, 2014, are as follows:

NIS Thousands
2015	14,243
2016 to 2023	56,491

4.	Operating lease

The Company has a number of operating leases for periods of up to 36 months for the vehicles it uses. Forecasted annual lease payments, calculated according to the lease payments in effect on December 31, 2014, total NIS 33.6 million.

5.	Royalties

Under the terms of the License, the Company has a liability to pay royalties to the State of Israel, calculated based on income, as defined in the relevant regulations.

Under the Communications Regulations, 2006, annual royalty rates were set as follows: 2011 - 1.75%, 2012 - 1.75%, from 2013 onwards - 0%.

6.
Agreement with NDS Limited (“NDS”) - The Company has signed several agreements with NDS for the purchase of services related to the Company's encoding, broadcasting, and receiving system, and for hardware related to these services.

In 2014 and 2013, the Company’s payments to NDS totaled NIS 34 million and NIS 32 million, respectively.

For information concerning additional contracts between the Company, Related Parties, and Principal Shareholders, see Note 28 - Related Parties and Principal Shareholders.

7.
Agreement for buying HD ZAPPER decoders from Altech and PACE plc, which as of the reporting date no longer provides the Company with decoders. In 2014 and 2013, the Company’s payments to these suppliers totaled NIS 31 million and NIS 32 million, respectively.

DBS Satellite Services (1998) Ltd.

Financial Statements as of December 31, 2014

NOTE 19 - CONTINGENT LIABILITIES

1.	Guarantees

To secure its liabilities, the Company has provided NIS 43 million in guarantees (including a guarantee of NIS 40 million to the State of Israel).

2.	Legal actions

Various legal actions have been filed or are pending against the Company (in this section: “Legal Actions”).

Based, inter alia, on the opinion of its legal counsel concerning the chances for success of these Legal Actions, Management believes that adequate provisions have been included in the financial statements (Note 13), where such provisions are required, to cover the Company’s exposure from the said Legal Actions.

As of December 31, 2014, exposure to Legal Actions brought against the Company on various matters totalled NIS 792,965 thousand. These amounts and all claimed amounts presented in this Note do not include linkage and interest.

Below are details of material claims pending against the Company as of December 31, 2014, classified into groups with similar characteristics.

A.	Employee claims

In the normal course of business, collective and individual Legal Actions have been filed against the Company by its employees and former employees. These claims primarily concern allegations of non-payment of salary components and delay in salary payments. As of December 31, 2014, these claims total NIS 82,422 thousand. Based, inter alia, on the opinion of its legal counsel concerning the chances for success of these claims, Management believes that adequate provisions have been included in the financial statements, to the amount of NIS 2,969 thousand, where such provisions are required to cover the Company’s exposure to such claims.

B.	Customer claims

In the normal course of business, Legal Actions have been filed against the Company by its customers. These are mainly applications for approval as class actions (and ensuing claims) which usually concern claims of unlawful collection of moneys and complaints concerning services provided by the Company. As of December 31, 2014, these claims amounted to a total of NIS 710,543 thousand. Based, inter alia, on the opinion of its legal counsel concerning the chances for success of these claims, Management believes that adequate provisions have been included in the financial statements, to the amount of NIS 6,262 thousand, where such provisions are required to cover the Company’s exposure to such claims.

See also Note 29 - Events Subsequent to the Reporting Date.

DBS Satellite Services (1998) Ltd.

Financial Statements as of December 31, 2014

NOTE 20 - EQUITY

a.	Share capital

Share capital comprises ordinary shares of NIS 1 par value each, as follows:

	December 31, 2014	December 31, 2013
	Number of shares and amount in NIS thousands
Issued and paid up share capital	29	29
Authorized capital	39	39

b.	Options to shareholders

See Note 15B.

NOTE 21 - COST OF REVENUES

	For the year ended December 31
	2014	2013	2012
	NIS Thousands
Wages, salaries and ancillary costs	143,597	147,647	145,811
Content costs	318,839	307,894	317,301
Utilized broadcasting rights	181,377	155,039	153,959
Space segment usage	77,465	79,288	92,348
Depreciation and amortization	253,935	224,987	201,541
Vehicle maintenance	19,838	20,883	21,406
Royalties	-	-	16,948
Others	115,399	115,880	117,773
	1,110,450	1,051,618	1,067,087

NOTE 22 - SALES AND MARKETING EXPENSES

	For the year ended December 31
	2014	2013	2012
	NIS Thousands
Wages, salaries and ancillary costs	78,985	73,954	61,665
Advertising	61,177	63,755	70,435
Marketing consultation	1,685	1,765	1,728
Vehicle maintenance	7,867	8,357	9,180
Depreciation and amortization	308	2,235	19,181
Others	3,602	3,646	4,085
	153,624	153,712	166,274

DBS Satellite Services (1998) Ltd.

Financial Statements as of December 31, 2014

NOTE 23 - GENERAL AND ADMINISTRATIVE EXPENSES

	For the year ended December 31
	2014	2013	2012
	NIS Thousands
Wages, salaries and ancillary costs	78,328	64,198	61,103
Consultation and professional fees	15,199	11,043	11,196
Rental fees and maintenance	17,191	16,620	15,734
Depreciation and amortization	43,311	35,511	27,528
Provision for doubtful and bad debts	560	1,089	1,116
Subcontractors (mainly for system maintenance)	14,339	17,514	17,534
Others	18,356	16,397	15,673
	187,284	162,372	149,884

NOTE 24 - FINANCING EXPENSES, NET

Recognized in profit or loss

	For the year ended December 31
	2014	2013	2012
	NIS Thousands
Interest income on bank deposits	(1,479)	(623)	(817)
Change in the fair value of financial assets at fair value through profit or loss	(22,527)	-	(140)
Other financing income	(2,050)	(6,356)	(902)
Financing income recognized in profit or loss	(26,056)	(6,979)	(1,859)

Expenses for shareholder loans, net	222,807	290,303	243,923
Expenses for discounting shareholder loans	259,749	195,854	163,904
Change in the fair value of financial assets at fair value through profit or loss	2,237	12,810	361
Interest expenses on financial liabilities measured at amortized cost	115,300	111,468	110,250
Linkage expenses	836	30,417	21,887
Expenses from changes in exchange rates	9,987	434	6,021
Other financing expenses	8,309	12,549	16,911
Financing expenses recognized in profit or loss	619,225	653,835	563,257

Net financing expenses recognized in profit or loss	593,169	646,856	561,398

DBS Satellite Services (1998) Ltd.

Financial Statements as of December 31, 2014

NOTE 25 - INCOME TAXES

A.	Deferred tax assets and liabilities

As of the reporting date, the Company has losses and deductions for inflation of NIS 5.4 billion for tax purposes, carried forward to the next year (2013: NIS 5.3 billion).

Current tax laws do not limit the time for utilizing losses for tax purposes or the utilization of deductible temporary differences. The Company does not create deferred tax assets, as it does not expect to have taxable income in the foreseeable future against which it could utilize the tax benefits.

B.	Tax assessments

The Company has received final tax assessments up to and including the year ended 2009. The Company is in the process of a tax audit for the period 2010-2012.

C.	Theoretical tax note

The main item reconciling the Company’s statutory tax rate and its effective tax rate, is the difference arising from non-recognizing of deferred tax assets and related tax benefits for current year tax losses.

Tax assets for these losses are not recognized due to the Company’s uncertainty regarding the utilization of these tax benefits.

NOTE 26 - TOTAL LIABILITIES SECURED BY LIENS AND RESTRICTIONS IMPOSED WITH RESPECT TO LIABILITIES

A.	The Company’s secured liabilities and guarantees are as follows:

	December 31, 2014	December 31, 2013
	NIS Thousands
Bonds	1,738,945	1,679,784
Credit from banks (1)	-	35,785
Guarantees	43,249	42,674

1.
The Company is party to a financing agreement with a consortium of banks from May 23, 2001, which was amended and re-phrased in July 2012 (“the Amended Financing Agreement” or “the Financing Agreement” and “the Banks”, respectively).

According to the Financing Agreement, the Company was provided with current credit facilities of NIS 170 million through the end of 2015, along with USD 10 million in hedging facilities. Utilization of these facilities is limited to the Company's total working capital needs, calculated using the formula set forth in the Amended Financing Agreement, which depends on the Company's trade receivables balance, its unutilized broadcasting rights balance, the amortized cost of the decoders, and its trade payables balance, as presented in the Company's financial statements.

DBS Satellite Services (1998) Ltd.

Financial Statements as of December 31, 2014

NOTE 26 - TOTAL LIABILITIES SECURED BY LIENS AND RESTRICTIONS IMPOSED WITH RESPECT TO LIABILITIES (CONTD.)

Under the amended Financing Agreement, every quarter the Company must comply with two financial covenants similar to those specified for the 2012 Bond - see Note 14 (C) - Financial Covenants.

The Amended Financing Agreement also sets restrictions on the repayment of shareholder loans and distributions, as set forth in the 2012 Bond (as detailed in Note 14). These restrictions supersede the restrictions which had applied until July 2012 to repayment of the shareholder loans and the prohibition on distributions.

The Amended Financing Agreement also sets out grounds for immediate repayment, including various breaches of the Financing Agreement, engaging in non-communications operations, liquidation and receivership proceedings against the Company, revocation or suspension of the broadcasting license, breach of material agreements defined in the Financing Agreement, call for immediate repayment or grounds for a call for immediate repayment of amounts due of the Company to its bondholders, other banks, or financial institutions, and failure to comply with the financial covenants specified in the Financing Agreement. The Amended Financing Agreement further stipulates that the creation of liens and raising of debt secured by liens (excluding exceptional instances) shall be subject to the banks’ approval. The Financing Agreement also provides mechanisms for raising and lowering interest rates.

B.	1. The Company provided each of the banks and each of Trustee A, Trustee B and the lenders pursuant to the 2012 Bond ( “the Institutional Lenders”) the following liens:

1.1
Floating first liens, unlimited in amount, on all the Company’s assets (excluding exceptions as dictated by the Communications Law), which include a clause restricting the creation of additional liens (subject to such exceptions as set forth in the Financing Agreements);

1.2
Fixed first liens, unlimited in amount, on the Company’s rights and assets including its rights under material agreements to which it is party, its unissued authorized capital, its goodwill, certain intellectual property rights, and its insurance rights under its insurance policies. These fixed liens shall not apply to the exceptions dictated by the Communications Law.

In this section, jointly: “the Collateral”

2.
The Collateral is in the form of first liens equal (pari passu) to each other. The creation of additional liens by the Company to the banks is subject to approval by the Institutional Lenders, unless such liens are also made to the Institutional Lenders. In the event that the Collateral is exercised and/or upon disposal of the assets underlying the Collateral, including by other holders of securities who were granted a lien over those assets, the proceeds from such sales shall be shared pro-rata by all holders of the Collateral, with each holder receiving a proportionate share of the proceeds equal to the proportionate share of the debt owed to that holder (as defined in the Financing Agreement and the bonds) divided by the total debt secured by those assets.

C.
According to Deed of Trust B, if Trustee B is given Bezeq's guarantee for the Company's obligations towards the holders of Bonds (Series B), and so long as Bezeq's rating does not fall below Maalot ilAA-, or an equivalent rating with another rating company (the higher of the two) (in this Section - "the Minimum Rating"), then from that time, the collateral provided by the Company to Trustee B shall be canceled, the restriction on the series' expansion and the issue of additional securities guaranteed by the same collateral shall be canceled, the restriction on repayment of shareholder loans and dividend payments shall be canceled, and several of the grounds for immediate repayment granted to Trustee B under Deed of Trust B shall also be canceled. Furthermore, in this case any interest increases for a rating downgrade will also be canceled.

DBS Satellite Services (1998) Ltd.

Financial Statements as of December 31, 2014

NOTE 26 - TOTAL LIABILITIES SECURED BY LIENS AND RESTRICTIONS IMPOSED WITH RESPECT TO LIABILITIES (CONTD.)

The above provisions are also included in the 2012 Bonds in connection with guarantees given by Bezeq to the creditors (or any of them) under the 2012 Debentures. Furthermore, under the 2012 Bonds, a merger between the Company and Bezeq, whereby the merged entity has undertaken (or received) the Company's obligations under the 2012 Bonds, shall be considered as a guarantee by Bezeq towards the creditors under the 2012 Bonds, even if Bezeq's rating is downgraded below the Minimum Rating following such merger.

NOTE 27 - FINANCIAL INSTRUMENTS

a.	General

The Company is exposed to the following risks, arising from the use of financial instruments:

•	Credit risk

•	Liquidity risk

•	Market risk

This Note discloses the Company's exposure to each of the above risks.

The Company has limited activity involving derivative financial instruments ("Derivatives"). The Company carries out the above transactions to hedge its cash flows.

b.	Credit risk

(1)	Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure.

(2)	Aging of debts and impairment losses

	December 31, 2014	December 31, 2013
	NIS Thousands
Not past due	172,019	162,533
Past due up to one year	7,025	4,221
Past due one to two years	1,747	1,225
Past due more than two years	3,750	2,752
	184,541	170,731
Less provision for doubtful debts	(6,161)	(6,252)
Total	178,380	164,479

DBS Satellite Services (1998) Ltd.

Financial Statements as of December 31, 2014

NOTE 27 - FINANCIAL INSTRUMENTS (CONTD.)

(3)	Changes in provisions for doubtful debts:

	2014	2013
	NIS Thousands
Balance as of January 1	6,252	7,510
Decrease	(91)	(1,258)
Balance as of December 31	6,161	6,252

c.	Liquidity risk

The following table details the contractual repayment dates of monetary liabilities, including interest payments. This disclosure does not include amounts for which offset agreements have been signed.

	As of December 31, 2014
	Carrying amount	Forecasted cash flow	Up to 6 months	6-12 months	1-2 years	2-5 years	Over 5 years
	NIS Thousands	NIS Thousands	NIS Thousands	NIS Thousands	NIS Thousands	NIS Thousands	NIS Thousands
Non-derivative financial liabilities:
Trade payables	429,572	429,572	428,084	1,488	-	-	-
Bank loans, including interest	78,944	86,859	8,774	8,653	16,909	45,589	6,934
Bonds, including interest	1,773,462	2,058,147	90,535	402,420	466,102	939,952	159,138
Loans from shareholders	4,054,456	4,913,502	-	-	-	-	4,913,502
	6,336,434	7,488,080	527,393	412,561	483,011	985,541	5,079,574

	As of December 31, 2013
	Carrying amount	Forecasted cash flow	Up to 6 months	6-12 months	1-2 years	2-5 years	Over 5 years
	NIS Thousands	NIS Thousands	NIS Thousands	NIS Thousands	NIS Thousands	NIS Thousands	NIS Thousands
Non-derivative financial liabilities:
Variable-interest bank credit - on call	35,785	35,785	35,785	-	-	-	-
Trade payables	467,929	467,929	448,788	19,141	-	-	-
Bonds, including interest	1,712,923	2,090,784	89,366	315,972	384,848	930,528	370,070
Loans from shareholders	3,571,900	4,690,695	-	-	-	-	4,690,695
	5,788,537	7,285,193	573,939	335,113	384,848	930,528	5,060,765

DBS Satellite Services (1998) Ltd.

Financial Statements as of December 31, 2014

NOTE 27 - FINANCIAL INSTRUMENTS (CONTD.)

d.	CPI and foreign currency risk

CPI and foreign currency risk for the Company’s financial instruments is as follows:

	December 31, 2014
	Unlinked	CPI-linked	Foreign currency or foreign currency-linked (mainly USD)	Non-monetary item	Total
Current assets	NIS Thousands	NIS Thousands	NIS Thousands	NIS Thousands	NIS Thousands
Cash and cash equivalents	238,718	-	428	-	239,146
Trade receivables	171,730	-	6,287	-	178,017
Other receivables	363	-	12,140	3,901	16,404
Total current assets	410,811	-	18,855	3,901	433,567
Current liabilities
Credit from banks	14,837	-	-	-	14,837
Current maturities on bonds	-	377,388	-	-	377,388
Trade payables	297,861	-	131,711	-	429,572
Other payables	89,800	35,324	-	23,659	148,783
Provisions	-	9,673	-	-	9,673
Total current liabilities	402,498	422,385	131,711	23,659	980,253
Non-current liabilities
Loan from banks	64,065	-	-	-	64,065
Bonds	-	1,361,557	-	-	1,361,557
Loans from shareholders	-	4,054,456	-	-	4,054,456
Other long-term liabilities	-	-	7,424	11,164	18,588
Total non-current liabilities	64,065	5,416,013	7,424	11,164	5,498,666
Excess liabilities over assets	55,752	5,838,398	120,280	30,922	6,045,352

	December 31, 2013
	Unlinked	CPI linked	Foreign currency or foreign currency-linked (mainly USD)	Non-monetary item	Total
	NIS Thousands	NIS Thousands	NIS Thousands	NIS Thousands	NIS Thousands

Current assets
Cash and cash equivalents	124,299	-	964	-	125,263
Trade receivables	163,717	-	560	-	164,277
Other receivables	200	2	-	1,413	1,615
Total current assets	288,216	2	1,524	1,413	291,155
Current liabilities
Credit from banks	35,785	-	-	-	35,785
Current maturities on bonds	-	292,168	-	-	292,168
Trade payables	302,799	779	164,351	-	467,929
Other payables	93,415	34,525	6,858	26,520	161,318
Provisions	-	9,039	3,321	-	12,360
Total current liabilities	431,999	336,511	174,530	26,520	969,560
Non-current liabilities
Bonds	-	1,387,616	-	-	1,387,616
Loans from shareholders	-	3,571,900	-	-	3,571,900
Other long-term liabilities	2,413	-	7,824	14,694	24,931
Total non-current liabilities	2,413	4,959,516	7,824	14,694	4,984,447
Excess liabilities over assets	146,196	5,296,025	180,830	39,801	5,662,852

DBS Satellite Services (1998) Ltd.

Financial Statements as of December 31, 2014

NOTE 27 - FINANCIAL INSTRUMENTS (CONTD.)

Sensitivity analysis

Below are sensitivity analyses for changes in the main market risks where changes will alter the value of assets and liabilities and will affect the Company's net profit and equity.

(1)	Sensitivity to changes in the CPI

The Company has financial instruments that are sensitive to changes in the CPI such as bonds and customer deposits. The 5% and 10% sensitivity analysis refers to the deviation from an estimated annual inflation rate of 2%, based on the Bank of Israel's inflation target center.

Sensitivity analysis as of December 31, 2014

% deviation from inflationary target	10%	5%	(5%)	(10%)
	NIS Thousands
Effect on equity and net profit	(12,179)	(6,089)	6,089	12,179

Sensitivity analysis as of December 31, 2013

% deviation from inflationary target	10%	5%	(5%)	(10%)
	NIS Thousands
Effect on equity and net profit	(11,100)	(5,500)	5,500	11,100

(2)	Sensitivity to changes in exchange rates

The Company has financial instruments that are sensitive to changes in the USD-NIS and/or EUR-NIS exchange rate. The 5% and 10% sensitivity analysis refers to the change in the exchange rate.

Sensitivity analysis as of December 31,

% change in the NIS / USD exchange rate	10%	5%	(5%)	(10%)
	NIS Thousands
Effect on equity and net profit	(82,692)	(41,346)	41,346	82,692

Sensitivity analysis as of December 31, 2013

% change in the NIS / USD exchange rate	10%	5%	(5%)	(10%)
	NIS Thousands
Effect on equity and net profit	(56,586)	(28,293)	28,293	56,586

DBS Satellite Services (1998) Ltd.

Financial Statements as of December 31, 2014

NOTE 27 - FINANCIAL INSTRUMENTS (CONTD.)

e.	Interest rate risk

Types of interest on the Company’s interest-bearing financial instruments:

	Carrying amount
	2014	2013
	NIS Thousands
Fixed-interest instruments
Financial liabilities	4,359,130	4,005,127

Variable-interest instruments
Financial liabilities	-	75,097

f.	Fair value

(1)	Financial instruments measured at fair value for disclosure purposes only

The carrying amount of certain financial assets and financial liabilities including cash and cash equivalents, trade receivables, other receivables, loans and credit from banks, trade payables, other payables, matches or is near their fair value. The fair value of other financial assets and financial liabilities and their respective carrying amounts presented in the statement of financial position, are as follows:

	2014		2013
	Carrying amount	Fair value	Carrying amount	Fair value
	NIS Thousands
Bonds, including accrued interest	1,773,462	1,926,524	1,712,923	1,933,242
	1,773,462	1,926,524	1,712,923	1,933,242

The interest rates use to discount estimated cash flows, where applicable, are based on linked bonds with a rating similar to that of the Company.

(2)	Data on the fair value measurement of Level 2 financial instruments

In 2014, the Company made a number of forward transactions to reduce its exposure to fluctuations in the USD exchange rate. The fair value of these forward transactions was determined by using market-observed data. The net fair value of these forward transactions as of December 31, 2014 (asset) totaled NIS 12.1 million.

The net fair value of these forward transactions as of December 31, 2013 (liability) totaled NIS 6.9 million.

DBS Satellite Services (1998) Ltd.

Financial Statements as of December 31, 2014

NOTE 28 - TRANSACTIONS AND BALANCES WITH PRINCIPAL SHAREHOLDERS AND RELATED PARTIES

a.	Transactions with Principal Shareholders and Related Parties

	December 31,
	2014	2013	2012
	NIS Thousands
Revenues	427	594	376
Cost of revenues (1)	86,662	85,664	104,129
Sales, general and administrative expenses	2,929	2,089	4,015
Financing expenses	488,147	486,687	412,495
Salary and benefits to Principal Shareholders employed by the Company	8,705	4,031	2,815

(1)	Mainly expenses for space segments from a Principal Shareholder.

b.	Related Party Balances

	December 31,
	2014	2013
	NIS Thousands
Shareholder loans (see Note 15)	4,054,456	3,571,900
Current liabilities	45,839	93,658
Non-current liabilities	-	2,413
Other receivables	330	1,108

c.	Company contracts with Related Parties and Principal Shareholders

1.
In August 2000, the Company signed a three-way agreement to purchase decoders from Eurocom Digital Communications Ltd. (“Eurocom”) and Advanced Digital Broadcast Limited (“ADB”). Eurocom is a Principal Shareholder in the Company.

In 2014 and 2013, the Company’s payments to Eurocom for the purchase of the said decoders totaled NIS 88 million and NIS 94 million, respectively.

2.
In 2013, the Company signed an agreement with Space Communications Ltd. (“Space”) to buy bandwidth on space segments. Under this agreement, the Company will use space segments on Amos satellites. The agreement is effective through 2028, with the Company receiving space segments on the Amos-2 and Amos-3 satellites, and later on Amos-3 and Amos-6. Under the agreement, the Company will use 12 space segments, but starting 2022 will use 9 space segments.

DBS Satellite Services (1998) Ltd.

Financial Statements as of December 31, 2014

NOTE 29 - EVENTS SUBSEQUENT TO THE REPORTING DATE

A.	For information concerning the merger, see Note 1 to the financial statements.

B.	In January 2015, S&P Maalot approved its rating for the bonds as detailed in Note 4 (2).

C.
On February 18, 2015, the Company received a claim and an application for approval as a class action against the Company, in the amount of NIS 126 million. The applicant, who is hearing impaired, claims that, pursuant to the Television Broadcasting Law (Subtitles and Sign Language), 2005, the Company places subtitles on a black background in the center of the screen, which is distracting to viewers. Due to the preliminary stage of this proceed, the Company cannot estimate the chances of success of this action.

D.
On February 18, 2015, the Company received notice from the National Histadrut ("the Histadrut") whereby more than a third of the Company's employees had joined the Histadrut, thus, from that date forward, the Histadrut constitutes a preliminary representative workers' union for the Company's employees. On February 24, 2015, following examination of the sign-up forms submitted to the Company by the Histadrut, the Company confirmed the Histadrut's notice and recognized the Histadrut as a representative workers' union in the Company.

NOTE 30 - APPOINTMENT OF A CHAIRPERSON FOR THE FINANCIAL STATEMENTS APPROVAL MEETING

On the financial statements approval date, the Company’s Board of Directors did not have an incumbent Chairperson. Consequently, on March 8, 2015, the Company’s Board of Directors authorized David Efrati, a director in the Company, to chair the Board of Directors meeting in which the financial statements were approved, and to sign the Company's financial statements as of December 31, 2014.